Exhibit 23.2

To the Board of Directors

Rich Uncles Real Estate Investment Trust, Inc.

We consent to the inclusion in the foregoing Registration Statement on Form S-11/A-No.1 of our report dated July 15, 2015 relating to our audit of the balance sheet of Rich Uncles Real Estate Investment Trust, Inc. (“the Company”) as of June 30, 2015, and the related statement of operations, stockholders' equity, and cash flows for the period from May 13, 2015 (Inception) through June 30, 2015. Our report dated July 15, 2015, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

/s/ Anton & Chia, LLP

Newport Beach, California

September 9, 2015